Filed by C&J Energy Services, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: C&J Energy Services, Inc.

Commission File No: 001-35255

NEWS RELEASE Investor Contacts C&J Energy Services, Inc. investors@cjenergy.com (713) 260-9986

C&J Energy Services Announces Third Quarter 2014 Results

Record Quarterly Revenue of $440.0 million, Up 20% Over Second Quarter 2014

Adjusted EBITDA of $75.2 million and Adjusted Net Income of $26.5 million ($0.47 per Diluted Share),

Increased 42% and 69% Over Second Quarter 2014

Gross Margin Increased 116 Basis Points Sequentially to 28.3%

HOUSTON, TEXAS, October 29, 2014 – C&J Energy Services, Inc. (NYSE: CJES) today reported net income of $23.8 million, or $0.42 per diluted share, on revenue of $440.0 million for the third quarter of 2014, and Adjusted Net Income(1) of $26.5 million, or $0.47 per diluted share(1), after excluding a $2.7 million after-tax ($0.05 per diluted share) charge related to transaction costs associated primarily with the proposed combination (the “Pending Transaction”) of C&J with the completion and production services business of Nabors Industries Ltd. (“Nabors”). These results compare with net income of $11.1 million, or $0.20 per diluted share, on revenue of $367.9 million for the second quarter of 2014 and Adjusted Net Income(1) of $15.7 million, or $0.28 per diluted share(1), after excluding a $4.6 million after-tax ($0.08 per diluted share) charge related to the aforementioned transaction costs. For the third quarter of 2013, the Company recorded net income of $13.1 million, or $0.24 per diluted share, on revenue of $261.9 million. Adjusted EBITDA(1) for the third quarter of 2014 was $75.2 million, compared to $53.0 million for the second quarter of 2014 and $42.9 million for the third quarter of 2013.

Founder, Chairman and Chief Executive Officer Josh Comstock commented, “I am pleased with our third quarter results and the 20% sequential growth in revenue that we achieved, marking our third consecutive quarter to deliver double-digit percentage revenue gains quarter over quarter and a 40% increase in revenue year-to-date over the prior year period. Our outstanding third quarter performance was driven by capitalizing on the increase in service-intensive completion activity and we deployed new equipment across our operations to meet growing demand. Our operational execution was exceptional and, even with the high intensity utilization levels requiring large volumes of certain consumables, we did not encounter any significant job delays related to the delivery of sand or other required materials. We exited the quarter with September delivering record revenue and strong margins, both of which exceeded our monthly average for the third quarter.

“Revenue from our hydraulic fracturing services increased 23% sequentially. We achieved this growth by executing a high volume of service intensive work with operational excellence and efficiency. We successfully deployed 40,000 incremental hydraulic horsepower in July and an additional 40,000 hydraulic horsepower in September to take advantage of increasing activity. Importantly, due to strategic planning and the flexibility and control provided by our in-house manufacturing capabilities, we were able to quickly deploy both new fleets with high activity operators upon taking delivery of the equipment. Our wireline operations, which include our pumpdown services, delivered a 21% increase in revenue and improved EBITDA margins quarter over quarter as we added new equipment that was immediately put to work at strong utilization levels. Our coiled tubing operations also delivered solid results, with a slight sequential improvement as we added new equipment and gained market share in newer operating areas.

“During the third quarter, our Research and Technology division significantly advanced our ongoing strategic initiatives. We are currently field testing several new technologies and processes that are expected to reduce costs, increase efficiencies and further enhance our service capabilities. The initial results are promising and we continue to believe that we will achieve significant value from our efforts in 2015 and beyond.

“Based on current activity levels and visibility across our core service lines, our outlook remains positive, although we anticipate the typical year-end seasonal slowdown. While we have some concerns about the recent decline in commodity prices, recognizing that a sustained weakness in pricing could lead to a reduction in activity and impact our customers’ 2015 capital budgets, to date we are not experiencing a decrease in demand. We have aligned ourselves with strong customers that we anticipate will have substantial volumes of work in the new year and we will continue to target work with high efficiency operators. We plan to deploy additional wireline, pumpdown and coiled tubing equipment over the rest of the year, and we are eager to capitalize on the significantly expanded asset base and geographic footprint that will come from our proposed combination with Nabors’ completion and production services business. Our focus remains on ensuring that our combined company will be strategically positioned to capture synergies, create value and maximize the benefits of the greater scale that we will gain through this transformative transaction, and we remain committed to providing the most efficient and effective solutions for our customers and creating value for our stockholders.”

Results for the Three Months Ended September 30, 2014

Our hydraulic fracturing operations contributed $273.1 million of revenue during the third quarter of 2014, compared to $221.6 million of revenue for the second quarter of 2014 and $144.8 million of revenue for the third quarter of 2013. Revenue increased quarter over quarter primarily due to higher activity levels characterized by more service intensive work across an expanded asset base. We added 40,000 incremental hydraulic horsepower in July and an additional 40,000 hydraulic horsepower in September, which upon taking delivery were immediately deployed to meet strong customer demand for our services.

Our wireline operations contributed $113.2 million of revenue during the third quarter of 2014, compared to $93.6 million of revenue for the second quarter of 2014 and $74.9 million of revenue for the third quarter of 2013. Revenue increased quarter over quarter due to strong demand for our wireline and pumpdown services by high utilization customers and during the quarter we added new equipment that was immediately put to work at strong utilization levels. Our results also benefitted from a full quarter’s contribution from Tiger Cased Hole Services, Inc., which we acquired on May 30, 2014.

Our coiled tubing operations contributed $44.7 million of revenue during the third quarter of 2014, compared to $43.1 million of revenue for the second quarter of 2014 and $34.2 million of revenue for the third quarter of 2013. Our results improved sequentially as we gained market share in newer operating areas.

Excluding $4.4 million in pre-tax transaction costs associated primarily with the Pending Transaction, our selling, general and administrative expense (“SG&A”) for the third quarter of 2014 was $46.2 million, compared to $43.5 million for the second quarter of 2014 and $34.6 million for the third quarter of 2013. The increases in SG&A are generally in line with the Company’s growth, including an expanding employee base and continued investments in our ongoing strategic initiatives. However, excluding the aforementioned transaction costs, we realized a 130 basis-point improvement quarter over quarter and a 270 basis-point improvement year over year in SG&A leverage, with SG&A as a percentage of revenue decreasing to 10.5% for the third quarter of 2014, down from 11.8% for the second quarter of 2014 and 13.2% for the third quarter of 2013. We currently expect that SG&A as a percentage of revenue will continue to trend downward as we benefit from our greater scale and our strategic initiatives begin to yield financial returns.

We incurred $3.5 million in research and development expense (“R&D”) for the third quarter of 2014, compared to $3.6 million for the second quarter of 2014 and $1.8 million for the third quarter of 2013. Over the past two years, we have continually invested in our ongoing strategic initiatives, most notably including the build-out of our research and technology capabilities, as well as vertical integration and international expansion. These investments have resulted in increased capital expenditures and higher costs, including approximately $9.9 million of additional SG&A and R&D costs for the third quarter of 2014. We believe that these investments will yield meaningful financial returns over the long term.

As noted, during the third quarter we incurred $2.7 million in after-tax transaction costs primarily attributable to the Pending Transaction. We expect to incur significant transaction, integration and transition costs associated with the Pending Transaction over the remainder of the year.

Depreciation and amortization expense in the third quarter of 2014 increased to $28.5 million from $25.4 million in the second quarter of 2014 and $19.2 million in the third quarter of 2013.

Liquidity

As of September 30, 2014, we had $306.0 million in borrowings outstanding under our $400.0 million revolving credit facility, with a cost of borrowing of less than 3.5%, and $35.8 million in long-term capital lease obligations. During the third quarter, we drew down on our credit facility to fund increased capital expenditures related to new equipment, higher working capital and costs associated with the Pending Transaction.

Capital expenditures totaled $92.1 million during the third quarter of 2014 and $235.8 million year-to-date, which primarily consisted of build costs for previously announced new equipment orders. Our remaining 2014 capital expenditures are expected to range from $45.0 million to $55.0 million based on existing equipment orders and planned development of our strategic initiatives, some of which may carry into 2015.

Results for the Nine Months Ended September 30, 2014

For the nine months ended September 30, 2014, we reported net income of $46.5 million, or $0.82 per diluted share, on revenues of $1.1 billion, compared to net income of $59.1 million, or $1.07 per diluted share, on revenues of $804.9 million for the corresponding prior year period. Adjusted Net Income(1) for the nine months ended September 30, 2014 was $53.7 million, or $0.95 per diluted share(1), excluding a $7.2 million after-tax ($0.13 per diluted share) charge related to transaction costs associated primarily with the Pending Transaction.

For the nine months ended September 30, 2014, we reported Adjusted EBITDA(1) of $171.2 million compared to Adjusted EBITDA(1) of $154.2 million for the corresponding prior year period.

Information about the Proposed Combination with Nabors’ Completion and Production Services Business

On June 25, 2014, we announced that we had entered into a definitive merger agreement to combine C&J with Nabors’ completion and production services business to create a leading diversified completion and production services provider. The transaction is expected to generate significant financial benefits and stockholder value.

Under the terms of the agreement, Nabors will convey its completion and production business in the United States and Canada to an existing Bermuda subsidiary (“New C&J”). A Delaware subsidiary of New C&J will merge with and into C&J, with C&J surviving the merger as a subsidiary of New C&J. Common shares of C&J will be converted into common shares of New C&J on a 1:1 basis, in a transaction expected to be tax free to C&J stockholders. Following the merger, New C&J will change its name to “C&J Energy Services, Ltd.” and is expected to be listed on the NYSE under the ticker CJES. Upon closing of the transaction, Nabors will receive total consideration comprised of a fixed 62.5 million common shares in New C&J and approximately $938 million in cash. The Pending Transaction was valued at approximately $2.86 billion at the time of signing the merger agreement, with the value of the 62.5 million New C&J common shares based on the $30.76 45-day volume weighted average price for C&J’s common stock at the time of signing the agreement.

This Pending Transaction is subject to approval by our stockholders and customary closing conditions, including the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR”). On July 28, 2014, we were granted early termination of the HSR waiting period by the U.S. Federal Trade Commission. On September 29, 2014, Nabors Red Lion Limited (“Red Lion”), a subsidiary of Nabors, filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (“S-4”), which includes a preliminary prospectus of Red Lion and a preliminary proxy statement of C&J. We continue to work towards closing by the end of 2014, subject to timely completion of the SEC’s review of the S-4 and other customary closing items. The information contained in the S-4 is subject, in its entirety, to completion or amendment as described within the S-4. For additional information about the Pending Transaction, please read the S-4, which is available through the SEC’s EDGAR system as a Red Lion filing, and may be accessed at:

http://www.sec.gov/Archives/edgar/data/1615817/000104746914007940/0001047469-14-007940-index.htm. The S-4 is also available on C&J’s website and may be accessed at http://www.cjenergy.com/news-events/about-the-cj-nabors-transaction. Information contained on or available through C&J’s website is not incorporated by reference into the S-4 or any future documents that may be filed with the SEC and should not be considered part of the S-4.

Conference Call Information

We will host a conference call on Thursday, October 30, 2014 at 10:00 a.m. Eastern / 9:00 a.m. Central Time to discuss our third quarter 2014 financial and operating results. Interested parties may listen to the conference call via a live webcast accessible on our website at www.cjenergy.com or by calling US: (888) 802-8577 / Int’l: (973) 935-8754 and using the conference ID: 15499483. Please dial-in a few minutes before the scheduled call time. An archive of the webcast will be available shortly after the call on our website at www.cjenergy.com for 12 months following the call. A replay of the call will also be available for one week by calling US: (800) 585-8367 / Int’l: (404) 537-3406 using the conference ID: 15499483.

About C&J Energy Services, Inc.

We are an independent provider of premium hydraulic fracturing, coiled tubing, wireline, pumpdown and other complementary oilfield services with a focus on complex, technically demanding well completions. In addition to our suite of completion, stimulation and production enhancement services, we manufacture, repair and refurbish equipment and provide parts and supplies for third-party companies in the energy services industry, as well as to fulfill our internal needs. With the development of our strategic initiatives, we also provide specialty chemicals for completion and production services, including the fluids used in our hydraulic fracturing operations, as well as downhole tools and related directional drilling technology and data acquisition and control systems. These products are provided to third-party customers in the energy services industry and are also used in our operations and equipment. Headquartered in Houston, Texas, we operate in some of the most active basins in the United States. We also have an office in Dubai and are in the process of establishing an operational presence in key countries in the Middle East. For additional information about C&J Energy Services, please visit our website at www.cjenergy.com.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the Pending Transaction, Red Lion, a subsidiary of Nabors, has filed with the SEC a registration statement on Form S-4, which includes a prospectus of Red Lion and a proxy statement of C&J. Nabors, Red Lion and C&J also plan to file other documents with the SEC regarding the Pending Transaction. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of C&J. INVESTORS AND SECURITY HOLDERS OF C&J ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PENDING TRANSACTION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN

IMPORTANT INFORMATION ABOUT THE PENDING TRANSACTION. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Red Lion and C&J, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Nabors and Red Lion will be available free of charge on Nabors’ internet website at www.nabors.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting Nabors’ Investor Relations Department at 281-775-8038. Copies of the documents filed with the SEC by C&J will be available free of charge on C&J’s internet website at www.cjenergy.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting C&J’s Investor Relations Department at 713-260-9986.

Participants in the Solicitation

C&J, its directors and certain executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of C&J in connection with the Pending Transaction. Information about the directors and executive officers of C&J is set forth in C&J’s proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 10, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of these documents can be obtained using the contact information above.

Forward-Looking Statements and Cautionary Statements

This news release (and any oral statements made regarding the subjects of this release, including on the conference call announced herein) contains certain statements and information that may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “plan,” “estimate,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “potential,” “would,” “may,” “probable,” “likely,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. Without limiting the generality of the foregoing, forward-looking statements contained in this press release specifically include statements, estimates and projections regarding the effects of the Pending Transaction, our business outlook and plans, future financial position, liquidity and capital resources, operations, performance, acquisitions, returns, capital expenditure budgets, costs and other guidance regarding future developments. For example, statements regarding future financial performance, future competitive positioning and business synergies, future acquisition cost savings, future accretion to earnings per share, future market demand, future benefits to stockholders, future economic and industry conditions, the Pending Transaction (including its benefits, results, effects and timing), and whether and when the transactions contemplated by the merger agreement for the Pending Transaction will be consummated, are forward-looking statements within the meaning of federal securities laws.

Forward-looking statements are not assurances of future performance. These forward-looking statements are based on management’s current expectations and beliefs, forecasts for our existing operations, experience, and perception of historical trends, current conditions, anticipated future developments and their effect on us, and other factors believed to be appropriate. Although management believes that the expectations and assumptions reflected in these forward-looking statements are reasonable as and when made, no assurance can be given that these assumptions are accurate or that any of these expectations will be achieved (in full or at all). Moreover, our forward-looking statements are subject to significant risks and uncertainties, many of which are beyond our control, which may cause actual results to differ materially from our historical experience and our present expectations or projections which are implied or expressed by the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the failure of the stockholders of C&J to approve the Pending Transaction; the risk that the conditions to the closing of the Pending Transaction are not satisfied; the risk that regulatory approvals required for the Pending Transaction are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Pending Transaction; uncertainties as to the timing of the Pending Transaction; competitive responses to the Pending Transaction; costs and difficulties related to the integration of C&J’s business and operations with the Nabors’ completion and production services business and operations; the inability to obtain or delay in obtaining cost savings and synergies from the Pending Transaction; unexpected costs, charges or expenses resulting from the Pending Transaction; the outcome of pending or potential litigation; the inability to retain key personnel; uncertainty of the expected financial performance of C&J following completion of the Pending Transaction; any changes in general economic and/or industry specific conditions; risks relating to economic conditions; volatility of crude oil and natural gas commodity prices; delays in or failure of delivery of current or future orders of specialized equipment; the loss of or interruption in operations of one or more key suppliers or customers; oil and gas market conditions; the effects of government regulation, permitting and other legal requirements, including new legislation or regulation of hydraulic fracturing; operating risks; the adequacy of our capital resources and liquidity; weather; litigation; competition in the oil and natural gas industry; and costs and availability of resources.

C&J cautions that the foregoing list of factors is not exclusive. For additional information regarding known material factors that could cause our actual results to differ from our present expectations and projected results, please see our filings with the Securities and Exchange Commission, including our Current Reports on Form 8-K that we file from time to time, Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. Readers are cautioned not to place undue reliance on any forward-looking statement which speaks only as of the date on which such statement is made. We undertake no obligation to correct, revise or update any forward-looking statement after the date such statement is made, whether as a result of new information, future events or otherwise, except as required by applicable law.

(1)	Adjusted Net Income is defined as net income plus the after-tax amount of transaction costs. Adjusted Net Income per diluted share is calculated as Adjusted Net Income divided by diluted weighted average common shares outstanding. Adjusted EBITDA is defined as earnings before net interest expense, income taxes, depreciation and amortization, net gain or loss on disposal of assets, transaction costs and certain non-routine items. Management believes that Adjusted Net Income, Adjusted Net Income per diluted share and Adjusted EBITDA are useful to investors to assess and understand operating performance, especially when comparing those results with previous and subsequent periods or forecasting performance for future periods, primarily because management views the excluded items to be outside of the Company’s normal operating results. For a reconciliation of Adjusted Net Income, Adjusted Net Income per diluted share and Adjusted EBITDA to net income, please see the tables at the end of this release.

C&J Energy Services, Inc.

Consolidated Statements of Operations

(In thousands, except per share data)

(Unaudited)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2014	2014	2013	2014	2013
Revenue	$439,978	$367,921	$261,931	$1,124,436	$804,938

Costs and expenses:
Direct costs	315,406	268,013	182,669	813,989	549,824
Selling, general and administrative expenses	50,596	50,920	34,592	141,902	99,904
Research and development	3,450	3,593	1,804	9,808	2,267
Depreciation and amortization	28,499	25,374	19,213	75,743	53,695
(Gain) loss on disposal of assets	16	(39)	194	15	516

Operating income	42,011	20,060	23,459	82,979	98,732

Other income (expense):
Interest expense, net	(2,778)	(2,195)	(1,585)	(6,722)	(4,918)
Other income, net	206	212	47	584	167

Total other income (expense), net	(2,572)	(1,983)	(1,538)	(6,138)	(4,751)

Income before income taxes	39,439	18,077	21,921	76,841	93,981

Income tax expense	15,623	6,969	8,796	30,329	34,865

Net income	$23,816	$11,108	$13,125	$46,512	$59,116

Net income per common share:
Basic	$0.44	$0.21	$0.25	$0.86	$1.12

Diluted	$0.42	$0.20	$0.24	$0.82	$1.07

Weighted average common shares outstanding:
Basic	53,950	53,814	53,355	53,799	52,898

Diluted	56,804	56,709	55,486	56,634	55,199

C&J Energy Services, Inc.

Consolidated Balance Sheets

(In thousands, except share data)

	September 30,	December 31,
	2014	2013
	(Unaudited)
ASSETS

Current assets:
Cash and cash equivalents	$20,295	$14,414
Accounts receivable, net	283,283	152,696
Inventories, net	92,629	70,946
Prepaid and other current assets	19,781	17,066
Deferred tax assets	1,353	1,722

Total current assets	417,341	256,844

Property, plant and equipment, net	730,957	535,574

Other assets:
Goodwill	220,266	205,798
Intangible assets, net	132,196	123,038
Deposits on equipment under construction	9,237	4,331
Deferred financing costs, net	2,250	2,688
Other noncurrent assets	7,839	4,027

Total assets	$1,520,086	$1,132,300

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$196,694	$88,576
Payroll and related costs	27,902	13,711
Accrued expenses	26,718	18,619
Income taxes payable	—	266
Current capital lease obligations	4,040	2,861
Other current liabilities	3,468	1,100

Total current liabilities	258,822	125,133

Deferred tax liabilities	161,051	145,215

Long-term debt and capital lease obligations	341,814	164,205

Other long-term liabilities	2,500	1,596

Total liabilities	764,187	436,149

Commitments and contingencies

Stockholders’ equity
Common stock, par value of $0.01, 100,000,000 shares authorized, 55,339,023 issued and outstanding at September 30, 2014 and 54,604,124 issued and outstanding at December 31, 2013	553	546
Additional paid-in capital	267,417	254,188
Retained earnings	487,929	441,417

Total stockholders’ equity	755,899	696,151

Total liabilities and stockholders’ equity	$1,520,086	$1,132,300

C&J Energy Services, Inc.

Consolidated Statements of Cash Flows

(In thousands)

(Unaudited)

	Nine Months Ended September 30,
	2014	2013
Cash flows from operating activities:
Net income	$46,512	$59,116
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	75,743	53,695
Deferred income taxes	6,690	1,019
Provision for doubtful accounts, net of write-offs	450	484
Equity in earnings from unconsolidated affiliate	(399)	—
Loss on disposal of assets	15	516
Stock-based compensation expense	14,626	17,282
Amortization of deferred financing costs	870	870
Inventory write-down	—	870
Changes in operating assets and liabilities:
Accounts receivable	(128,142)	42,418
Inventories	(20,082)	1,326
Prepaid and other current assets	(2,406)	(8,152)
Accounts payable	94,625	(4,750)
Payroll and related costs and accrued expenses	21,332	5,148
Income taxes payable	658	(1,381)
Other	2,186	1,551

Net cash provided by operating activities	112,678	170,012

Cash flows from investing activities:
Purchases of and deposits on property, plant and equipment	(222,379)	(109,154)
Proceeds from disposal of property, plant and equipment	673	1,015
Investments in unconsolidated affiliate	(3,000)	—
Payments made for business acquisitions, net of cash required	(33,244)	(7,934)

Net cash used in investing activities	(257,950)	(116,073)

Cash flows from financing activities:
Proceeds from revolving debt	203,000	25,000
Payments on revolving debt	(47,000)	(70,000)
Payments of capital lease obligations	(3,059)	(1,537)
Financing costs	(433)	—
Proceeds from stock options exercised	833	4,842
Employee tax withholding on restricted stock vesting	(4,331)	(1,345)
Excess tax benefit from stock-based award activity	2,143	3,316

Net cash provided by (used in) financing activities	151,153	(39,724)

Net increase in cash and cash equivalents	5,881	14,215
Cash and cash equivalents, beginning of period	14,414	14,442

Cash and cash equivalents, end of period	$20,295	$28,657

Supplemental cash flow disclosures:
Cash paid for interest	$5,722	$4,117

Cash paid for income taxes	$15,975	$31,912

Non-cash consideration for business acquisition	$—	$900

Non-cash investing and financing activity:
Capital lease obligations	$25,847	$—

Change in accrued capital expenditures	$13,413	$(1,150)

C&J Energy Services, Inc.

Reconciliation of Adjusted Net Income to Net Income

(In thousands)

(Unaudited)

	Three Months Ended			Nine Months Ended
	September 30, 2014	June 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Adjusted Net Income	$26,489	$15,664	$13,125	$53,679	$59,227
Adjustments, net of tax:
Transaction costs	(2,673)	(4,556)	—	(7,167)	(111)

Net income	$23,816	$11,108	$13,125	$46,512	$59,116

Per common share:
Net income diluted	$0.42	$0.20	$0.24	$0.82	$1.07

Adjusted net income diluted	$0.47	$0.28	$0.24	$0.95	$1.07

Diluted weighted average common shares outstanding	56,804	56,709	55,486	56,634	55,199

C&J Energy Services, Inc.

Reconciliation of Adjusted EBITDA to Net Income

(In thousands)

(Unaudited)

	Three Months Ended			Nine Months Ended
	September 30, 2014	June 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Adjusted EBITDA	$75,159	$53,021	$42,913	$171,162	$154,156
Interest expense, net	(2,778)	(2,195)	(1,585)	(6,722)	(4,918)
Provision for income taxes	(15,623)	(6,969)	(8,796)	(30,329)	(34,865)
Depreciation and amortization	(28,499)	(25,374)	(19,213)	(75,743)	(53,695)
Inventory write-down	—	—	—	—	(870)
(Gain) loss on disposal of assets	(16)	39	(194)	(15)	(516)
Transaction costs	(4,427)	(7,414)	—	(11,841)	(176)

Net income	$23,816	$11,108	$13,125	$46,512	$59,116